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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 000-12742
                                                         CUSIP Number: 848565107

(Check one) [ ]Form 10-K   [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q  [ ]Form 10D
            [ ]Form N-SAR  [ ]Form N-CSR

For period ended: September 30, 2007

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the transition period ended _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant: Spire Corporation
                         -------------------------------------------------------

Former Name if Applicable: N/A
                           -----------------------------------------------------

Address of Principal Executive Office (STREET AND NUMBER): One Patriots Park
                                                           ---------------------

City, State and Zip Code: Bedford, Massachusetts 01730-2396
                          ------------------------------------------------------

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report of portion thereof, could not be filed within the prescribed time period.

     The Registrant is unable to complete the preparation of its financial statements for its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 within the prescribed time period because it is in the process of determining the fair value of assets exchanged in connection with its previously announced joint venture with Gloria Solar Co., Ltd., the terms of which are described in a Current Report on Form 8-K filed on September 10, 2007.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Christian Dufresne          (781)              275-6000
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                (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Registrant has not yet completed its financial statements for the quarter ended September 30, 2007, the Registrant anticipates that the following changes in results of operations from the corresponding period of 2006 will be reflected by the earnings statements to be included in its Form 10-Q for the quarter ended September 30, 2007:

The Registrant expects to report revenues of approximately $9,845,000 for the three months ended September 30, 2007, compared to $5,794,000 for the three months ended September 30, 2006. In addition, the Registrant expects to record $2,707,000 in other income from the sale of a trademark, tax benefits of $884,000, and an extraordinary gain of $1,311,000 net of tax on its unconsolidated investment in joint venture. Net income after extraordinary gain is expected to be approximately $2,781,000, or $0.34 per basic share, for the three months ended September 30, 2007, compared with a net loss of $1,941,000, or $0.24 per basic share, for the three months ended September 30, 2006.

The financial information provided above are estimates based upon preliminary data and are subject to change as the Registrant completes its financial statements for the quarter ended September 30, 2007.


                                SPIRE CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2007                 By: /s/ Christian Dufresne
      -----------------                     ---------------------------
                                            Name: Christian Dufresne
                                            Title: Chief Financial Officer
                                                   and Treasurer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).